SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – October 25, 2013 – Petrobras announces today its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB (A free translation from the original in Portuguese).

Consolidated net income attributable to the shareholders of Petrobras reached R$ 17,289 million in Jan-Sep/2013 and R$ 3,395 million in the 3Q-2013.  Adjusted EBITDA reached R$ 47,413 million in Jan-Sep/2013.

Highlights

R$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

3,395	6,201	(45)	5,567	Consolidated net income/(loss) attributable to the shareholders of Petrobras	17,289	13,435	29
2,522	2,555	(1)	2,523	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,542	2,592	(2)
13,091	18,091	(28)	14,375	Adjusted EBITDA	47,413	41,495	14
229,078	200,864	14	298,727	Market capitalization (Parent Company)	229,078	298,727	(23)

 The Company reported 3Q-2013 earnings of R$ 3,395 million and the following highlights:

•         Domestic crude oil and NGL production remained flat. On September 2, 2013, the Company reached a record production level of 337 thousand bpd in the Pre-Salt area.

•         Record diesel demand levels partially met by higher domestic production, with the remaining portion met by imports.

•         The differential between domestic prices and international prices of oil products has increased, reflecting the depreciation of the Real against the U.S. dollar and higher international prices of oil products.

•         Continuation of the divestiture program of assets in Brazil and abroad, with the conclusion of the disposal of BS-4 Atlanta and Oliva blocks in the Santos basin and of the Coulomb block in the Gulf of Mexico, resulting in a gain of R$ 557 million. Cash proceeds from the disposal of assets in the 3Q-2013 were R$ 1,194 million.

•         A new discovery was announced in the pre-salt layer of Santos Basin (Iguaçu Mirim) and the production potential of Farfan 1 and Muriú 1, located at ultra-deep areas of Sergipe Basin, was confirmed.

•         For the eighth consecutive year, we were listed on the Dow Jones Sustainability World Index, the world’s most important sustainability index that evaluates social, environmental and economic management best practices in the world.

•         On October 21, 2013, Petrobras was awarded a 40% interest in the winning consortium of the Libra block auction, located in the ultra-deep waters of the Santos Basin, in the pre-salt area, with a R$ 6 billion signature bonus to be paid, relative to its share of the investment.

Comments from the CEO
Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Petrobras´s oil production in Brazil during the third quarter was similar to second quarter production. However, output in September was 3.7% higher than the output registered in August and 4.8% higher than July, primarily as a result of less planned maintenance.  I would like to point out that our reservoirs have been showing higher-than-expected productivity and that our operating efficiency has reached 75% at the Campos Basin Operating Unit (UO-BC) and 92% at the Rio Operating Unit (UO-RIO), allowing us to recover 65,000 barrels per day in output during this quarter through the Campos Basin Operational Efficiency Improvement Program (PROEF). With an overall cost of US$ 1.3 billion since its implementation, PROEF efforts have already led to gains of US$ 1.5 billion in net present value (NPV).

It was not possible to achieve higher output levels during this third quarter primarily due to: (i) a start-up delay of P-63 (Papa Terra), from July 15th to October 31st, given the need to change the subsea array to avoid interference with living coral that was improperly misinterpreted in July 2008, but recently identified following an inspection with remotely operated underwater vehicles; (ii) delay of 275 days (9 months) by Norwegian company Subsea 7 in the provision of the Uncoupled Gathering Systems (buoys), built in China for the FPSO Cidade de São Paulo, postponing the interconnection of the second production well from April 2013 to January 2014; and (iii) the shortage of pipe-laying support vessels (PLSV´s), given the difficulty of contracting units built in Brazil between 2010 and 2011. In 2012, the Executive Board authorized to contract 10 PLSV´s, of which 8 will be built abroad and 2 to be built in Brazil.

In Refining, despite a reduction in throughput in 3Q-2013 from 2Q-2013 due to planned maintenance at the REDUC, REGAP and REVAP refineries, the production of diesel (+1.1%) and gasoline (+2.1%) increased during the period. In spite of the higher production, record consumption of diesel in Brazil exceeding 1,000,000 barrels per day (peak of 1,169,000 bpd on August 30th), leading to increased imports during the period.  The sharp depreciation of the Real (peak of R$ 2.45/US$ on August 22 th) combined with an increase in international oil prices (peak of US$ 118.11/bbl on August 28 th), increasing the negative differential between domestic and international prices.

Our net income before financial results, share of profit of equity-accounted investments and income taxes amounted to       R$ 5.5 billion, a reduction of 51% from the second quarter of the year. Besides the effects of the pricing differential at a moment of strong demand, we also experienced higher costs with dry/subcommercial wells, although in line with our forecast, and less extraordinary revenue from the sale of assets during the quarter when compared to the 2nd quarter. Net income attributable to shareholders of Petrobras was R$ 3.4 billion, 45% lower than the 2Q-2013, for the reasons stated above and offset, in part, by the improved financial result.

Despite four diesel and two gasoline price increases in the last 16 months, totaling 21.9% and 14.9% respectively, the strong depreciation of the Real against the U.S. Dollar since May 2013, (as high as 22%), has led to an increase in the price differential during the past few months.

This situation has been affecting our cash flow and leverage. Therefore, in order to assure the sustainability of our 2013-2017 Business and Management Plan, in which the alignment of domestic and international prices is a premise, the Executive Board designed and presented to the Board of Directors a fuel pricing methodology to be applied by the Company, whereby the alignment of diesel and gasoline domestic prices to international prices will become more predictable.

We continue to work tirelessly to achieve the targets outlined in the 2013-2017 BMP through our structuring programs. I would like to point out the PRODESIN (Divestment Program), which have totaled US$ 4.8 billion in 2013, and the PROCOP (Operating Expenses Optimization Program), which has saved R$ 4.8 billion till September, already surpassing the target of R$ 3.9 billion in 2013.

I would also like to praise the engagement of Petrobras’ Engineering Department, which has been working night and day to complete 9 production units this year, totaling 1,000,000 barrels per day in capacity: FPSOs Cidade de São Paulo, Cidade de Itajaí, Cidade de Paraty, P-63, P-55 and P-58, already completed, in addition to P-62, P-61 and TAD (Tender Assisted Drilling), which have already reached more than 92.5% in physical completion.

We would like to bring to your attention the fact that the credit rating agency Moody’s has downgraded Petrobras’ foreign and domestic currency debt rating; however it has maintained our Baa1 investment grade, one level above Brazil’s rating.

This review, according to Moody’s, reflects financial leverage and expectation of negative cash flow in the next few years due to the implementation of the company’s robust Investment Plan.

Our investment plan is indeed robust, due to the size of our reserves in both pre-salt and post-salt horizons and the opportunities to develop them with demonstrated know-how and capacity. These production development projects will increase our oil and gas production, bringing needed increase in operating cash flow generation, which will be additive to the beneficial effect of price alignment that we are pursuing. Thus we expect to reduce over the coming months our leverage and indebtedness indicators.

Lastly, I would like to point out the satisfactory outcome we achieved in the Libra Oilfield Auction, the first to be developed under the production sharing agreement in Brazil. One more challenge, undoubtedly, which will require the application of sound management practices, among them cost and time optimization in the exploration, evaluation and production development phases. I am convinced that the Libra field, which we will develop along with the partners Shell, Total, CNPC and CNOOC, which have well-known experience, abilities and financial robustness, will contribute to generate rising returns for our shareholders and investors, given that we are dealing with an exceptional asset that is fundamental for the sustainability of our oil production, particularly after 2020.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

77,700	73,627	6	73,793	Sales revenues	223,862	207,974	8
16,585	18,708	(11)	18,086	Gross profit	54,149	54,345	−
5,494	11,107	(51)	8,600	Net income before financial results, share of profit of equity-accounted investments and income taxes	26,450	25,653	3
(1,020)	(3,551)	71	(569)	Net finance income (expense)	(3,181)	(6,511)	51
3,395	6,201	(45)	5,567	Consolidated net income/(loss) attributable to the shareholders of Petrobras	17,289	13,435	29
0.26	0.48	(46)	0.43	Basic and diluted earnings per share [1]	1.33	1.03	29
229,078	200,864	14	298,727	Market capitalization (Parent Company)	229,078	298,727	(23)

21	25	(4)	25	Gross margin (%)	24	26	(2)
7	15	(8)	12	Operating margin (%) [2]	12	12	−
4	8	(4)	8	Net margin (%)	8	6	2
13,091	18,091	(28)	14,375	Adjusted EBITDA – R$ million [3]	47,413	41,495	14

				Net Income before financial results, share of profit of equity-accounted investments and income taxes by business segment
17,609	13,566	30	16,380	. Exploration & Production	46,259	51,398	(10)
(8,594)	(3,773)	(128)	(8,651)	. Refining, Transportation and Marketing	(18,904)	(25,720)	27
(355)	809	(144)	451	. Gas & Power	1,637	1,474	11
(127)	(77)	(65)	(59)	. Biofuel	(271)	(203)	(33)
470	696	(32)	625	. Distribution	2,249	1,890	19
213	2,204	(90)	1,332	. International	3,605	3,715	(3)
(2,877)	(2,670)	(8)	(2,382)	. Corporate	(8,325)	(7,115)	(17)

25,150	24,344	3	21,135	Capital expenditures and investments	69,263	59,808	16

110.37	102.44	8	109.61	Brent crude (US$/bbl)	108.45	112.09	(3)
2.29	2.07	11	2.03	Average commercial selling rate for U.S. dollar	2.12	1.92	10
2.23	2.22	1	2.03	Period-end commercial selling rate for U.S. dollar	2.23	2.03	10
8.51	7.52	1	7.79	Selic interest rate - average (%)	7.74	8.98	(1)

				Average price indicators
210.00	207.22	1	190.96	Domestic basic oil products price (R$/bbl)	207.04	183.05	13
				Sales price - Brazil
98.87	94.17	5	101.80	. Crude oil (U.S. dollars/bbl) [4]	98.64	106.00	(7)
46.34	50.47	(8)	47.73	. Natural gas (U.S. dollars/bbl)	48.27	49.11	(2)
				Sales price - International
85.97	89.84	(4)	90.42	. Crude oil (U.S. dollars/bbl)	90.65	94.71	(4)
18.38	21.31	(14)	17.45	. Natural gas (U.S. dollars/bbl)	20.88	19.33	8

1Basic and diluted earnings per share calculated based on the weighted average number of shares.

2Calculated based on net income before financial results, share of profit of equity-accounted investments and income taxes.

3EBITDA + share of profit of equity-accounted investments and impairment.

4Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

3Q-2013 x 2Q-2013 Results:

Gross Profit

Gross profit decreased 11% (R$ 2,123 million), mainly due to:

➢ Sales revenues of R$ 77,700 million, 6% higher compared to the 2Q-2013, as a result of:

•  Higher domestic demand (1%), mainly of diesel (5%), and increased crude oil export volume, partially offset by decreased electricity sale due to lower thermoelectric demand;

•  Higher export and oil products domestic prices that are adjusted to reflect international prices and the impact of foreign currency depreciation.

➢ Costs of sales of R$ 61,115 million, 11% higher compared to the 2Q-2013 due to the higher share of oil product imports over sales mix, mainly diesel, together with the impact of foreign currency depreciation (11%) and the increased international prices (Brent 8%), as well as higher oil production costs generated by the production start-up of new plants. These effects were partially offset by lower LNG imports.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes decreased by 51% (R$ 5,613 million), mainly due to higher write-offs of dry or subcommercial wells (R$ 1,060 million), to the decreased gains on disposal of assets, to the provision of employee compensation expenses from the proposal of 2013 Collective Bargaining Agreement and to the lower gross profit.

Net finance income (expense)

Net finance expense of R$ 1,020 million, 71% lower as compared with the 2Q-2013, due to the lower impact of foreign currency depreciationon net debt (0.6% in the 3Q-2013 and 10% in the 2Q-2013), affected by the lower foreign exchange exposure due to the extension of the hedge accounting practice to our future exports5 as from the middle of May.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 3,395 million, 45% lower as compared to the 2Q-2013, due to the lower net income before financial results, share of profit of equity-accounted investments and income taxes, partially offset by the lower impact of foreign currency effects on our finance expenses.

5See Appendix 6 – Cash Flows Hedge Variation.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

Jan-Sep/2013 x Jan-Sep/2012 Results:

Gross Profit

Gross profit remained flat compared with Jan-Sep/2012, mainly due to:

➢ Sales revenues of R$ 223,862 million, 8% higher compared to Jan-Sep/2012, due to:

•   Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices, from higher electricity prices and from the impact of foreign currency effects (10%) on oil product prices that are adjusted to reflect international prices;

•   A 7% increase in domestic demand, mainly of gasoline (5%), diesel (6%), fuel oil (26%) and natural gas (22%), offset by lower crude oil export volumes attributable to lower production levels and higher feedstock processed.

➢ Cost of sales of R$ 169,713 million, 10% higher compared to Jan-Sep/2012, due to:

•   A 5% increase in domestic sales volumes of oil products, met by higher domestic refining;

•   Higher volumes of natural gas imports to meet the thermoelectric demand and an increase in crude oil import volumes driven by the higher feedstock processed in our refineries, as well as higher costs due to the impact of foreign currency depreciation (10%);

•   Increased crude oil production costs, due to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity.

Net income before finance expense, share of profit of equity-accounted investments and income taxes

Net income before finance expense, share of profit of equity-accounted investments and income taxes reached               R$ 26,450 million, a 3% increase compared to Jan-Sep/2012, due to lower write-offs of dry and sub-commercial wells      (R$ 1,211 million) and gains on disposal of assets, partially offset by higher employee compensation expenses arising from the 2012 Collective Bargaining Agreement and the provision of employee compensation expenses under negotiation from the 2013 Collective Bargaining Agreement.

Net finance income (expense)

Net finance expense of R$ 3,181 million,  R$ 3,330 million lower compared to Jan-Sep/2012, mainly resulting from the decrease in the foreign exchange exposure attributable to the impact of the extension of our hedge accounting practice to future exports, reducing by R$ 8,434 million the impact of foreign currency effects on our finance expenses.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 17,289 million in 2013, a 29% increase compared to Jan-Sep/2012 (R$ 13,435 million), reflecting the higher net income before finance expense, share of profit of equity-accounted investments and income taxes, the lower impact of foreign currency effects on our finance expenses and higher share of profit of equity-accounted investments.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

11,613	8,909	30	10,808		30,480	33,925	(10)

(3Q-2013 x 2Q-2013): Net income increased due to the higher domestic crude oil sale/transfer prices, reflecting the appreciation of the U.S. dollar against the Real and the increased international commodity prices, partially offset by higher production taxes and increased write-off of dry or subcommercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$8.27/bbl in the 2Q-2013 to U.S.$11.50/bbl in the 3Q-2013.

(Jan-Sep/2013 x Jan-Sep/2012): Net income was lower due to decreased crude oil and NGL production, higher depreciation of equipment costs, higher employee compensation costs, higher well interventions and maintenance costs, as well as increased freight costs for oil platforms. These effects were partially offset by higher domestic crude oil prices (sale/transfer) and lower write-offs of dry or sub-commercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$6.09/bbl in 2012 to US$9.81/bbl in 2013.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

1,924	1,931	−	1,904	Crude oil and NGLs	1,922	1,980	(3)
390	389	−	377	Natural gas [6]	392	367	7
2,314	2,320	−	2,281	Total	2,314	2,347	(1)

(3Q-2013 x 2Q-2013): Crude oil, NGL and natural gas production remained relatively flat in the period.

The increased production with the start-up of new wells in platforms FPSO Itajaí (Baúna), P-52 and P-54 (Roncador) and FPSO-Piranema and reduced levels of scheduled maintenance offset the natural decline of production.

(Jan-Sep/2013 x Jan-Sep/2012): Crude oil and NGL production decreased mainly due to the natural decline of the fields, partially offset by the production start-up of FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de São Vicente (Extended Well Test – EWT of Sapinhoá Norte), Cidade de Itajaí (Baúna) and Cidade de Paraty (Lula NE Pilot).

Natural gas production increased due to the production start-up of FPSOs Cidade de Anchieta, Cidade de São Paulo and Cidade de Paraty, to the improved efficiency of the Mexilhão, Merluza and Lula fields and to the improved production potential of FPSO Cidade de Vitoria.

*Not reviewed by independent auditor.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Lifting Cost - Brazil 7 (*)	2013	2012	2013 x 2012 (%)

				U.S.$/barrel:
14.96	15.02	−	15.24	Excluding production taxes	14.91	13.79	8
33.25	32.05	4	34.00	Including production taxes	32.95	33.91	(3)

				R$/barrel:
34.28	31.25	10	30.79	Excluding production taxes	31.69	26.50	20
75.80	67.88	12	69.47	Including production taxes	70.28	65.23	8

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(3Q-2013 x 2Q-2013): Lifting cost excluding production taxes in U.S.$/barrel remained relatively flat. Excluding the impact of foreign currency effects it increased by 3% mainly due to the provision for higher employee compensation costs arising from the 2013 Collective Bargaining Agreement under negotiation.

(Jan-Sep/2013 x Jan-Sep/2012): Excluding the impact of foreign currency effects it increased by 15% due to the higher number of well interventions in the Campos Basin, mainly driven by the PROEF (Operational Efficiency Increase Program), to the production start-up of FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá), Cidade de Paraty (Lula Nordeste Pilot) and Cidade de Itajaí (Baúna), with higher initial unit costs, as well as higher employee compensation costs arising from the 2012 and 2013 Collective Bargaining Agreements (the latter under negotiation).

Lifting Cost - Including production taxes – U.S.$/barrel

(3Q-2013 x 2Q-2013): Lifting cost, including production taxes, in U.S.$/barrel, increased by 4%. Excluding the impact of foreign currency effects it increased by 6% due to the variation of the average reference price of domestic oil, adjusted to reflect international prices.

(Jan-Sep/2013 x Jan-Sep/2012): Lifting cost including production taxes, in U.S.$/barrel, decreased by 3% in Jan-Sep/2013 compared to Jan-Sep/2012. Excluding the impact of foreign currency effects it remained relatively flat in the period. Production taxes excluding foreign exchange variation effects were 10% lower driven by the decrease in the average reference price for domestic oil in U.S. dollars (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte and Barracuda fields, due to lower production.

(*) [7]

* Not reviewed by independent auditor.

7 In the 1Q-2013, lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, the portion of the calculation of this non-GAAP measure related to scheduled stoppage expenses was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(5,527)	(2,516)	(120)	(5,652)		(12,299)	(17,281)	29

(3Q-2013 x 2Q-2013): The higher crude oil acquisition/transfer costs, due to the appreciation of the U.S. dollar against the Real, together with higher international prices of the commodity, as well as the higher share of oil product imports within the sales mix to meet seasonal demand generated the increased net loss in the period.

(Jan-Sep/2013 x Jan-Sep/2012): The decreased net loss is attributable to diesel and gasoline price adjustments in the domestic market and to the higher feedstock processed in our refineries, reducing the share of oil product imports in our sales mix, partially offset by higher crude oil acquisition/transfer costs.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

334	447	(25)	385	Crude oil imports	421	361	17
493	261	89	437	Oil product imports	377	409	(8)
827	708	17	822	Imports of crude oil and oil products	798	770	4
206	162	27	375	Crude oil exports [8]	195	408	(52)
196	197	(1)	176	Oil product exports	195	198	(2)
402	359	12	551	Exports of crude oil and oil products	390	606	(36)
(425)	(349)	22	(271)	Exports (imports) net of crude oil and oil products	(408)	(164)	149
−	2	(100)	12	Other exports	2	8	(75)

(3Q-2013 x 2Q-2013): Lower crude oil imports due to inventory formation during the 2Q-2013 in preparation for scheduled stoppage in Angra dos Reis Terminal.

Higher crude oil export volumes due to higher availability generated by scheduled stoppages in refineries occurred in the 3Q-2013.

Oil product imports were higher to meet increased seasonal plantation and industrial activity.

(Jan-Sep/2013 x Jan-Sep/2012): Higher crude oil imports are attributable to higher feedstock processed.

Lower crude oil export volumes are attributable to a decrease in crude oil production and an increase in feedstock processed, as well as decreased oil products exports in order to meet domestic demand. The increased production at refineries generated lower oil product imports.

* Not reviewed by independent auditor.

8 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Refining Operations (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

2,128	2,138	−	2,026	Output of oil products	2,131	1,992	7
2,102	2,079	1	2,013	Installed capacity [9]	2,102	2,013	4
96	99	(3)	97	Utilization of nominal capacity (%) [10]	98	95	3
2,072	2,102	(1)	1,974	Feedstock processed - Brazil [11]	2,086	1,935	8
82	79	3	82	Domestic crude oil as % of total feedstock processed	81	82	(1)

(3Q-2013 x 2Q-2013): The daily feedstock processed decreased 1%, due to the scheduled stoppages in distillation units of REDUC, REVAP and REGAP.

(Jan-Sep/2013 x Jan-Sep/2012): Daily feedstock processed increased by 8% in Jan-Sep/2013 compared to Jan-Sep/2012 due to the start-up of new value addition (quality) units and conversion units, as well as to the sustainable improvement of operating efficiency of our refineries through optimization of refining processes and removal of logistics bottlenecks. The new production level was reached respecting the project limits of equipments and the safety, environment and product quality requirements.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Refining Cost - Brazil 12 (*)	2013	2012	2013 x 2012 (%)

3.26	3.08	6	3.50	Refining cost (U.S.$/barrel)	3.16	3.46	(9)

7.45	6.37	17	7.07	Refining cost (R$/barrel)	6.69	6.65	1

(3Q-2013 x 2Q-2013): Refining cost in U.S.$/barrel increased by 6%. In R$/barrel it increased by 17%, mainly as a result of higher employee compensation costs, due to the provision of salary increases related to the 2013 Collective Bargaining Agreement under negotiation.

(Jan-Sep/2013 x Jan-Sep/2012): Refining cost in U.S.$/barrel decreased by 9% in Jan-Sep/2013 compared to Jan-Sep/2012. In R$/barrel it increased by 1%, mainly due to higher employee compensation costs arising from the 2012 Collective Bargaining Agreement and to the provision of employee compensation costs related to the 2013 Collective Bargaining Agreement under negotiation, partially offset by increased feedstock processed and reduced routine maintenance costs.

*Not reviewed by independent auditor.

9 Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

10 Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

11 Feedstock processed – Brazil includes crude oil and NGL processing.

12 In the 1Q-2013, refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

GAS & POWER

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(192)	576	(133)	345		1,262	1,138	11

(3Q-2013 x 2Q-2013): Net income decreased to net loss due to lower thermoelectricity generation and average electricity prices, mainly driven by higher water reservoir levels, together with increased average natural gas import costs. These effects were partially offset by lower LNG imports.

(Jan-Sep/2013 x Jan-Sep/2012): Net income increased due to higher thermoelectricity generation and higher average electricity prices, mainly attributable to lower water reservoir levels. These effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Physical and Financial Indicators (*)	2013	2012	2013 x 2012 (%)

1,873	2,318	(19)	2,496	Sales of electricity (contracts) - average MW	2,026	2,303	(12)
3,483	4,493	(22)	1,977	Generation of electricity - average MW	4,359	1,826	139
180	250	(28)	131	Differences settlement price - R$/MWh [13]	252	112	125
84	122	(31)	54	Imports of LNG (Mbbl/d)	102	49	108
197	196	1	155	Imports of Gas (Mbbl/d)	197	165	19

(3Q-2013 x 2Q-2013): The 19% decrease on electricity sales volumes is due to lower spot market demand, resulting from a new regulation (CNPE 03/2013).

The decreased electricity generation (22%) and of imports of LNG (31%) was due to lower dispatch by the National Electricity System Operator (Operador Nacional do Sistema Elétrico – ONS).

Decreased difference settlement prices (28%) due to improved hydrologic conditions in the 3Q-2013.

(Jan-Sep/2013 x Jan-Sep/2012): Electricity sales volumes were 12% lower due to the decrease in the spot market demand, resulting from a new regulation (CNPE 03/2013).

Increased electricity generation (139%) and difference settlement prices (125%) due to lower rainfall levels in the period.

Higher imports of LNG (108%) and of natural gas from Bolivia (19%) due to increased thermoelectric demand in the period.

*Not reviewed by independent auditor.

13 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

(96)	(74)	(30)	(44)		(218)	(201)	(8)

(3Q-2013 x 2Q-2013): The higher net loss was generated by lower average realization prices of biodiesel (7%), by inventory write-downs of palm seedlings and lower results from investments in the biodiesel sector. These effects were partially offset by lower losses in share of profit of ethanol investments, due to higher sugar and ethanol sales volumes.

(Jan-Sep/2013 x Jan-Sep/2012): Losses on biofuel operations increased in the period mainly due to the lower biodiesel average realization prices (5%), as well as higher raw materials costs and inventory write-downs of palm seedlings. These effects were partially offset by lower losses in share of profit of ethanol investments due to higher sugar sales volume.

DISTRIBUTION

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

312	459	(32)	413		1,487	1,249	19

(3Q-2013 x 2Q-2013): Net income was lower due to a 8% decrease in average sales margins of fuel products due to decreased thermoelectric dispatch compared with the 2Q-2013, and provision of higher employee compensation expenses, arising from the 2013 Collective Bargaining Agreement under negotiation.

(Jan-Sep/2013 x Jan-Sep/2012): Net income was higher due to a 13% increase in the average trade margins and a 6% increase in sales volumes. These effects were partially offset by higher freight and employee compensation expenses, resulting from salary increases arising from the 2012 Collective Bargaining Agreement and provision of 2013 amounts, which are still under negotiation.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Market Share (*)	2013	2012	2013 x 2012 (%)

36.1%	37.7%	(2)	37.6%		37.5%	37.9%	−

(3Q-2013 x 2Q-2013): The decrease in the Market Share for the 3Q-2013 is mainly attributable to the decreased thermoelectric dispatch for the integrated system in the period.	(Jan-Sep/2013 x Jan-Sep/2012): Despite the higher sales volume, market share decreased due to a margin repositioning.

*Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Net Income	2013	2012	2013 x 2012 (%)

308	1,968	(84)	902		3,008	1,934	56

(3Q-2013 x 2Q-2013): Net income was lower due to the net gains from the disposal of 50% of our assets in Africa in the 2Q-2013, partially offset by the net gains from the disposal of U.S. Coulomb field in the 3Q-2013.

(Jan-Sep/2013 x Jan-Sep/2012): Net income was higher due to the gains on disposal of assets within the Divestment Program (PRODESIN), mainly in Africa and in the United States, partially offset by lower crude oil and NGL production.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Exploration & Production - International (Mbbl/d) 14 (*)	2013	2012	2013 x 2012 (%)

				Consolidated international production
82	139	(41)	142	Crude oil and NGLs	121	142	(15)
92	90	2	94	Natural gas	92	96	(4)
174	229	(24)	236	Total	213	238	(11)
34	6	467	6	Non-consolidated international production	15	7	114
208	235	(11)	242	Total international production	228	245	(7)

(3Q-2013 x 2Q-2013): Crude oil and NGL production decreased 41% due to the disposal of 50% of our interests in companies in Africa (mainly in Nigeria) in June 2013. As from June 2013, the remaining 50% of the production has been considered non-consolidated production, as the Company started to have the share control of these companies.

Increased natural gas production (2%), mainly in Bolivia, due to the maintenance stoppage at San Alberto plant in the 2Q-2013.

(Jan-Sep/2013 x Jan-Sep/2012): Crude oil and NGL production decreased 15% due to the disposal of 50% of our interests in companies in Africa (mainly in Nigeria) in June 2013. As from June 2013, the remaining 50% of the production has been considered non-consolidated production.

Decreased natural gas production in Argentina due to the closing of a natural gas well in the Santa Cruz field, resulting from an increase in water production.

*Not reviewed by independent auditor.

14 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Lifting Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

9.73	8.75	11	9.07		8.93	8.47	5

(3Q-2013 x 2Q-2013): Lifting cost was 11% higher due to the disposal of 50% of the investments in Nigerian companies in June 2013. Nigerian fields have relatively low costs and then this portfolio change generates the increased consolidated average cost.

(Jan-Sep/2013 x Jan-Sep/2012): Lifting cost was 5% higher driven by higher costs in Argentina due to well maintenance services, higher electricity charges and environmental repair services in production storage tanks. Costs were higher also due to the disposal of investments in Nigerian companies, which had relatively low costs.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 x 2012 (%)

149	181	(18)	170	Feedstock processed	167	183	(9)
161	199	(19)	183	Output of oil products	182	197	(8)
231	231	−	231	Installed capacity	231	231	−
61	73	(12)	69	Utilization of nominal capacity (%)	68	72	(4)

(3Q-2013 x 2Q-2013): Lower feedstock processed (18%), output of oil products and nominal capacity utilization due to the stoppage of the Japanese refinery in July for inspections to have certification from regulator authorities. There was also a stoppage at the catalytic reform unit that led the decrease of feedstock processed until September. In the United States, occurred a stoppage of the distillation unit for six days for decoking the distillation oven in August.

(Jan-Sep/2013 x Jan-Sep/2012): Lower feedstock processed (9%), as well as lower output of oil products and utilization of nominal capacity, mainly at the Japanese refinery due to unscheduled stoppages occurred in 2013 and to lower oil products demand. Feedstock processed was also lower in the United States, resulting from operating restrictions for unconventional light oil (Eagleford) processing, and from the stoppage of the distillation unit in August for decoking the distillation oven.

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012	Refining Cost - International (U.S.$/barrel) 15 (*)	2013	2012	2013 x 2012 (%)

4.26	3.76	13	4.13		3.92	3.60	9

(3Q-2013 x 2Q-2013): Refining cost increased 13% due to the lower feedstock processed in Japan and in the United States due to unscheduled stoppages.	(Jan-Sep/2013 x Jan-Sep/2012): International refining cost was 9% higher due to the lower feedstock processed in Japan and higher insurance costs in the United States.

*Not reviewed by independent auditor.

15 In the 1Q-2013, lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting and refining costs are non-GAAP measures, they were revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of its realizations, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed  in accordance with the International Financial Reporting Standards – IFRS.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d)(*)

					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)

1,031	978	5	984	Diesel	977	921	6
587	583	1	569	Gasoline	583	557	5
71	103	(31)	78	Fuel oil	97	77	26
172	170	1	169	Naphtha	174	168	4
243	233	4	232	LPG	230	224	3
108	104	4	106	Jet fuel	105	106	(1)
210	201	4	212	Others	203	199	2
2,422	2,372	2	2,350	Total oil products	2,369	2,252	5
95	83	14	85	Ethanol, nitrogen fertilizers, renewables and other products	86	80	8
392	435	(10)	341	Natural gas	415	340	22
2,909	2,890	1	2,776	Total domestic market	2,870	2,672	7
402	361	11	563	Exports	392	614	(36)
505	501	1	548	International sales	498	512	(3)
907	862	5	1,111	Total international market	890	1,126	(21)
3,816	3,752	2	3,887	Total	3,760	3,798	(1)

(3Q-2013 x 2Q-2013): Our domestic sales volumes increased by 1% in the 3Q-2013  compared with the 2Q-2013, primarily due to:

•         Diesel (a 5% increase) – due to the seasonality of diesel demand, attributable to the plantation of the summer grain harvest and to the industrial activity;

•         LPG (a 4% increase) – due to the seasonality of LPG P-13 demand attributable to lower average temperatures in the 3Q-2013 at the main consuming regions;

•         Fuel oil (a 31% decrease) – due to lower delivers to emergencial thermoeletrics;

•         Natural gas (a 10% decrease) – due to decreased thermoelectric demand, driven by higher rainfalls at hydroelectric power plants.

(Jan-Sep/2013 x Jan-Sep/2012): Our domestic sales volumes increased by 7% in Jan-Sep/2013 compared with Jan-Sep/2012, primarily due to:

•         Diesel (a 6% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption, higher grain harvest and an increase in the diesel light vehicle fleet (vans, pickups and SUV);

•         Gasoline (a 5% increase) – due to the increase in the flex-fuel automotive fleet, driven by the higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors. These effects were partially offset by the increase of the hydrated ethanol content of Type C gasoline (from 20% to 25%);

•         Fuel oil (a 26% increase) – due to the increased consumption at thermoelectric plants for electricity generation and higher demand in some companies to supply natural gas to thermoelectric plants;

•         Natural gas (a 22% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary16

R$ million
				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

72,761	46,262	45,947	Adjusted cash and cash equivalents at the beginning of period [17]	48,497	52,532
(21,511)	(19,027)	(19,629)	Government securities at the beginning of period	(20,869)	(16,785)
51,250	27,235	26,318	Cash and cash equivalents at the beginning of period [16]	27,628	35,747
14,358	16,197	16,366	Net cash provided by operating activities	45,434	42,468
(19,590)	(22,344)	(16,324)	Net cash used in investing activities	(58,254)	(53,818)
(24,348)	(23,173)	(19,778)	Investments in operating segments	(65,929)	(55,877)
1,194	3,192	−	Sale of assets (disinvestments)	4,386	−
3,564	(2,363)	3,454	Investments in marketable securities	3,289	2,059
(5,232)	(6,147)	42	(=) Net cash flow	(12,820)	(11,350)
(3,791)	31,281	3,787	Net financings	28,623	10,868
9,692	53,820	13,722	Proceeds from long-term financing	70,841	35,862
(13,483)	(22,539)	(9,935)	Repayments	(42,218)	(24,994)
(2,904)	(2,869)	(13)	Dividends paid to shareholders	(5,774)	(6,186)
(1)	(95)	11	Non-controlling interest	(200)	93
28	1,845	42	Effect of exchange rate changes on cash and cash equivalents	1,893	1,015
39,350	51,250	30,187	Cash and cash equivalents at the end of period [16]	39,350	30,187
18,529	21,511	22,433	Government securities at the end of period	18,529	22,433
57,879	72,761	52,620	Adjusted cash and cash equivalents at the end of period [17]	57,879	52,620

Net cash provided by operating activities increased R$ 2,966 million in Jan-Sep/2013 compared to Jan-Sep/2012 mainly driven by the positive effect of adjustments in diesel and gasoline prices in the domestic market in 2012 and 2013 and by the 7% increase in oil products output, partially offset by the impact of the depreciation of the Real on oil product and LNG import costs, as well as lower crude oil export volumes. Net cash provided by operating activities decreased by 11% in the 3Q-2013 (R$ 1,839 million) compared to the 2Q-2013, resulting from higher oil product import volumes and from the effect of exchange rate depreciation on our costs.

Cash used in investments in operating segments increased by 18% in Jan-Sep/2013 compared to Jan-Sep/2012 (R$ 10,052 million) mainly due to higher investments in Exploration & Production and Refining, Transportation and Marketing activities, and increased by 5% (R$ 1,175 million) in the 3Q-2013 compared to the 2Q-2013. These effects were partially offset by proceeds of R$ 4,386 million in Jan-Sep/2013 (R$ 1,194 million in the 3Q-2013) related to disinvestments occurred within the Divestment Program.

Proceeds from long-term financing, net of repayments increased from R$ 10,868 million in Jan-Sep/2012 to R$ 28,623 million in Jan-Sep/2013, mainly due to the issuance of bonds (US$ 11 billion) in the U.S. Market in May 2013, along with additional banking financing. In the 3Q-2013 there were net repayments of R$ 3,791 million.

Cash from long-term financing, net of repayments (R$ 28,623 million) along with cash from operating activities (R$ 45,434 million) and the R$ 4,386 million from divestments meet our needs for capital expenditures, repayment of debts and payment of dividends, and as a result our adjusted cash and cash equivalents17 increased by R$ 9,382 million in Jan-Sep/2013 (and our cash and cash equivalents increased by R$ 11,722 million). In the 3Q-2013, net cash provided by operating activities of R$ 14,358 million was not enough to meet cash used in investments in operating segments (R$ 24,348 million) and the repayments net of long-term financing and payment of dividends (R$ 6,695 million). In this context, there was decrease of R$ 14,882 million in adjusted cash and cash equivalents.

On September 30, 2013, we had cash and cash equivalents of R$ 39,350 million compared to R$ 27,628 million  on December 31, 2012 and with R$ 51,250 million on June 30, 2013. Our adjusted cash and cash equivalents, including government securities with maturity of more than 90 days, reached R$ 57,879 million on September 30, 2013, 19% higher compared with R$ 48,497 million on December 31, 2012 and 20% lower compared to R$ 72,761 million on June 30, 2013.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 21.

17 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Sep
	2013	%	2012	%	Δ%

Exploration & Production	38,277	55	30,973	52	24
Refining, Transportation and Marketing	22,043	32	20,401	34	8
Gas & Power	3,959	6	2,809	5	41
International	3,491	5	3,575	6	(2)
Exploration & Production	3,241	93	3,311	93	(2)
Refining, Transportation and Marketing	174	5	182	6	(4)
Gas & Power	7	−	6	−	17
Distribution	58	2	69	2	(16)
Other	11	−	7	−	57
Distribution	678	1	877	1	(23)
Biofuel	62	−	40	−	55
Corporate	753	1	1,133	2	(34)
Total capital expenditures and investments	69,263	100	59,808	100	16

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the period ended September 30, 2013, we invested an amount of R$ 69,263 million, primarily aiming at increasing production, modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	09.30.2013	12.31.2012	Δ%

Current debt [18]	18,189	15,320	19
Non-current debt [19]	232,677	180,994	29
Total	250,866	196,314	28
Cash and cash equivalents	39,350	27,628	42
Government securities (maturity of more than 90 days)	18,529	20,869	(11)
Adjusted cash and cash equivalents	57,879	48,497	19
Net debt [20]	192,987	147,817	31
Net debt/(net debt+shareholders' equity)	36%	31%	5
Total net liabilities [21]	700,554	635,366	10
Capital structure
(Net third parties capital / total net liabilities)	51%	48%	3
Net debt/Adjusted EBITDA ratio	3.05	2.77	10

	U.S.$ million

	09.30.2013	12.31.2012	Δ%

Current debt [18]	8,157	7,497	9
Non-current debt [19]	104,340	88,570	18
Total	112,497	96,067	17
Net debt [20]	86,542	72,335	20

The net debt of the Consolidated Petrobras Group in Reais increased by 31% over December 31, 2012, due to the long-term financing raised and to the impact of 9.1% from the depreciation of the Real against the U.S. dollar.

18 Includes Capital lease obligations (R$ 40 million on September 30, 2013 and R$ 37 million on December 31, 2012).

19 Includes Capital lease obligations (R$ 183 million on September 30, 2013 and R$ 176 million on December 31, 2012).

20 Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

21 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated

R$ million
				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

77,700	73,627	73,793	Sales revenues	223,862	207,974
(61,115)	(54,919)	(55,707)	Cost of sales	(169,713)	(153,629)
16,585	18,708	18,086	Gross profit	54,149	54,345
(2,862)	(2,553)	(2,532)	Selling expenses	(7,709)	(7,234)
(2,803)	(2,589)	(2,541)	General and administrative expenses	(7,863)	(7,237)
(2,214)	(1,206)	(1,292)	Exploration costs	(4,702)	(5,719)
(590)	(595)	(586)	Research and development expenses	(1,858)	(1,535)
(219)	(249)	(171)	Other taxes	(691)	(489)
(2,403)	(409)	(2,364)	Other operating income and expenses, net	(4,876)	(6,478)
(11,091)	(7,601)	(9,486)		(27,699)	(28,692)
5,494	11,107	8,600	Net income before financial results, share of profit of equity-accounted investments and income taxes	26,450	25,653
1,205	909	981	Finance income	3,086	3,815
(1,240)	(1,280)	(1,095)	Finance expense	(3,719)	(2,832)
(985)	(3,180)	(455)	Foreign exchange and inflation indexation charges	(2,548)	(7,494)
(1,020)	(3,551)	(569)	Net finance income (expense)	(3,181)	(6,511)
493	390	192	Share of profit of equity-accounted investments	1,039	(98)
4,967	7,946	8,223	Net income before income taxes	24,308	19,044
(1,425)	(2,267)	(2,588)	Income taxes	(7,252)	(5,852)
3,542	5,679	5,635	Net income (loss)	17,056	13,192
			Net income (loss) attributable to:
3,395	6,201	5,567	Shareholders of Petrobras	17,289	13,435
147	(522)	68	Non-controlling interests	(233)	(243)
3,542	5,679	5,635		17,056	13,192

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated22

ASSETS	R$ million

	09.30.2013	12.31.2012

Current assets	137,242	118,102
Cash and cash equivalents	39,350	27,628
Marketable securities	18,546	21,316
Trade and other receivables, net	21,519	22,681
Inventories	33,570	29,736
Recoverable taxes	15,246	11,387
Non-current assets held for sale	4,341	290
Other current assets	4,670	5,064

Non-current assets	621,191	565,761
Long-term receivables	60,924	53,361
Trade and other receivables, net	9,806	9,075
Marketable securities	333	359
Judicial deposits	6,020	5,510
Deferred taxes	21,006	17,440
Other tax assets	12,052	10,673
Advances to suppliers	7,673	6,449
Other non-current assets	4,034	3,855
Investments	15,105	12,477
Property, plant and equipment	464,648	418,716
Intangible assets	80,514	81,207
Total assets	758,433	683,863

LIABILITIES	R$ million

	09.30.2013	12.31.2012

Current liabilities	69,961	69,620
Trade payables	25,914	24,775
Current debt	18,189	15,320
Taxes payable	11,071	12,522
Dividends payable	−	6,154
Employee compensation (payroll, profit-sharing and related charges)	6,481	4,420
Pension and medical benefits	1,665	1,610
Liabilities associated with non-current assets for sale	1,018	−
Other current liabilities	5,623	4,819
Non-current liabilities	345,370	283,761
Non-current debt	232,677	180,994
Deferred taxes	45,640	39,262
Pension and medical benefits	42,998	40,051
Provision for decommissioning costs	18,447	19,292
Provisions for legal proceedings	3,453	2,585
Other non-current liabilities	2,155	1,577
Shareholders' equity	343,102	330,482
Share capital	205,411	205,392
Profit reserves and others	135,901	122,736
Non-controlling interests	1,790	2,354
Total liabilities and shareholders' equity	758,433	683,863

22 Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report in Reais of September 30, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				Jan-Sep
3Q-2013	2Q-2013	3Q-2012		2013	2012

3,395	6,201	5,567	Net income/(loss) attributable to the shareholders of Petrobras	17,289	13,435
10,963	9,996	10,800	(+) Adjustments for:	28,145	29,033
7,597	6,984	5,775	Depreciation, depletion and amortization	20,963	15,841
2,027	3,417	1,329	Foreign exchange and inflation indexation and finance charges	4,391	7,972
147	(522)	68	Non-controlling interests	(233)	(243)
(493)	(390)	(192)	Share of profit of equity-accounted investments	(1,039)	98
(343)	(1,371)	33	Sales/offsets of assets	(1,743)	13
2,016	3,060	1,786	Deferred income taxes, net	7,198	3,580
1,684	624	844	Exploration expenditures writen-off	2,915	4,126
366	324	170	Impairment	837	1,082
1,360	1,373	1,007	Pension and medical benefits (actuarial expense)	4,135	3,019
(3,164)	687	(1,315)	Inventories	(4,801)	(3,660)
(188)	404	(425)	Trade and other receivables, net	590	(1,270)
849	(475)	3,026	Trade payables	774	3,736
(347)	(489)	(183)	Pension and medical benefits	(1,134)	(923)
(1,956)	(4,039)	(1,421)	Taxes payable	(6,426)	(2,630)
1,408	409	298	Other assets and liabilities	1,718	(1,708)
14,358	16,197	16,367	(=) Net cash provided by (used in) operating activities	45,434	42,468
(19,590)	(22,344)	(16,324)	(-) Net cash provided by (used in) investing activities	(58,254)	(53,818)
(24,348)	(23,173)	(19,778)	Investments in operating segments	(65,929)	(55,877)
1,194	3,192	−	Sale of assets (disinvestments)	4,386	−
3,564	(2,363)	3,454	Investments in marketable securities	3,289	2,059
(5,232)	(6,147)	43	(=) Net cash flow	(12,820)	(11,350)
(6,696)	28,317	3,784	(-) Net cash provided by (used in) financing activities	22,649	4,775
9,692	53,820	13,721	Proceeds from long-term financing	70,841	35,862
(9,474)	(20,742)	(6,889)	Repayment of principal	(33,288)	(17,682)
(4,009)	(1,797)	(3,045)	Repayment of interest	(8,930)	(7,312)
(2,904)	(2,869)	(14)	Dividends paid	(5,774)	(6,186)
(1)	(95)	11	Non-controlling interest	(200)	93
28	1,845	42	(+) Effect of exchange rate changes on cash and cash equivalents	1,893	1,015
(11,900)	24,015	3,869	(=) Net increase (decrease) in cash and cash equivalents in the period	11,722	(5,560)
51,250	27,235	26,318	Cash and cash equivalents at the beginning of period	27,628	35,747
39,350	51,250	30,187	Cash and cash equivalents at the end of period	39,350	30,187

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	107,450	175,320	23,160	655	65,398	25,926	−	(174,047)	223,862
Intersegments	105,746	60,375	1,920	549	1,621	3,836	−	(174,047)	−
Third parties	1,704	114,945	21,240	106	63,777	22,090	−	−	223,862
Cost of sales	(53,856)	(188,324)	(19,655)	(752)	(59,325)	(21,781)	−	173,980	(169,713)
Gross profit (loss)	53,594	(13,004)	3,505	(97)	6,073	4,145	−	(67)	54,149
Expenses	(7,335)	(5,900)	(1,868)	(174)	(3,824)	(540)	(8,325)	267	(27,699)
Selling, general and administrative expenses	(679)	(4,428)	(1,706)	(86)	(3,761)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development expenses	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(106)	(129)	(2)	(29)	(216)	(138)	−	(691)
Other operating income and expenses, net	(1,220)	(1,022)	55	(44)	(32)	1,300	(3,927)	14	(4,876)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	46,259	(18,904)	1,637	(271)	2,249	3,605	(8,325)	200	26,450
Net finance income (expense)	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of profit of equity-accounted investments	5	177	276	(39)	2	623	(5)	−	1,039
Net income (loss) before income taxes	46,264	(18,727)	1,913	(310)	2,251	4,228	(11,511)	200	24,308
Income taxes	(15,728)	6,428	(557)	92	(764)	(1,108)	4,454	(69)	(7,252)
Net income (loss)	30,536	(12,299)	1,356	(218)	1,487	3,120	(7,057)	131	17,056
Net income (loss) attributable to:
Shareholders of Petrobras	30,480	(12,299)	1,262	(218)	1,487	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,299)	1,356	(218)	1,487	3,120	(7,057)	131	17,056

Consolidated Income Statement by Segment – Jan-Sep/2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	107,628	170,015	16,022	632	57,182	26,147	−	(169,652)	207,974
Intersegments	106,407	53,886	2,333	469	1,084	5,473	−	(169,652)	−
Third parties	1,221	116,129	13,689	163	56,098	20,674	−	−	207,974
Cost of sales	(47,980)	(189,125)	(12,932)	(668)	(52,114)	(20,413)	−	169,603	(153,629)
Gross profit (loss)	59,648	(19,110)	3,090	(36)	5,068	5,734	−	(49)	54,345
Expenses	(8,250)	(6,610)	(1,616)	(167)	(3,178)	(2,019)	(7,115)	263	(28,692)
Selling, general and administrative expenses	(742)	(4,643)	(1,363)	(94)	(3,125)	(1,293)	(3,474)	263	(14,471)
Exploration costs	(5,320)	−	−	−	−	(399)	−	−	(5,719)
Research and development expenses	(720)	(300)	(38)	(53)	(3)	(1)	(420)	−	(1,535)
Other taxes	(79)	(94)	(61)	(2)	(20)	(130)	(103)	−	(489)
Other operating income and expenses, net	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)	−	(6,478)
Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	51,398	(25,720)	1,474	(203)	1,890	3,715	(7,115)	214	25,653
Net finance income (expense)	−	−	−	−	−	−	(6,511)	−	(6,511)
Share of profit of equity-accounted investments	(4)	(306)	226	(67)	2	49	2	−	(98)
Net income (loss) before income taxes	51,394	(26,026)	1,700	(270)	1,892	3,764	(13,624)	214	19,044
Income taxes	(17,475)	8,745	(501)	69	(643)	(1,701)	5,727	(73)	(5,852)
Net income (loss)	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192
Net income (loss) attributable to:
Shareholders of Petrobras	33,925	(17,281)	1,138	(201)	1,249	1,934	(7,470)	141	13,435
Non-controlling interests	(6)	−	61	−	−	129	(427)	−	(243)
	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(1,438)	−	(1,438)
Institutional relations and cultural projects	(199)	(58)	(9)	−	(66)	(20)	(840)	−	(1,192)
(Losses)/gains on legal, administrative and arbitral proceedings	(68)	(103)	(9)	−	(64)	(26)	(859)	−	(1,129)
Unscheduled stoppages and pre-operating expenses	(779)	(47)	(177)	−	−	(53)	(27)	−	(1,083)
Expenses related with collective bargaining agreeement	(359)	(178)	(33)	−	(50)	(11)	(242)	−	(873)
Inventory write-down to net realizable value (market value)	(7)	(275)	(8)	(55)	−	(492)	−	−	(837)
Expenditures on health, safety and environment	(51)	(139)	(9)	−	−	(26)	(163)	−	(388)
(Losses)/gains on disposal of non current assets	113	(98)	(4)	−	40	1,697	(5)	−	1,743
Government Grants	29	53	37	−	−	84	1	−	204
Impairment	−	−	−	−	−	−	−	−	−
Others	101	(177)	267	11	108	147	(354)	14	117
	(1,220)	(1,022)	55	(44)	(32)	1,300	(3,927)	14	(4,876)

Other Operating Income (Expenses) by Segment – Jan-Sep/2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(1,521)	−	(1,521)
Institutional relations and cultural projects	(55)	(58)	(10)	−	(69)	(24)	(796)	−	(1,012)
(Losses)/gains on legal, administrative and arbitral proceedings	(115)	(394)	(55)	−	(47)	(161)	(213)	−	(985)
Unscheduled stoppages and pre-operating expenses	(828)	(146)	(138)	−	−	(44)	(22)	−	(1,178)
Expenses related with collective bargaining agreeement	(350)	(203)	(31)	−	(47)	(12)	(232)	−	(875)
Inventory write-down to net realizable value (market value)	(19)	(388)	−	(13)	−	(661)	−	−	(1,081)
Expenditures on health, safety and environment	(39)	(144)	(5)	−	−	(59)	(170)	−	(417)
(Losses)/gains on disposal of non current assets	(19)	(70)	1	−	33	46	(4)	−	(13)
Government Grants	36	46	16	−	−	606	−	−	704
Impairment	−	−	(1)	−	−	−	−	−	(1)
Others	−	(216)	69	(5)	100	113	(160)	−	(99)
	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)	−	(6,478)

Consolidated Assets by Segment – 09.30.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	343,484	208,012	63,355	2,563	17,477	39,864	97,178	(13,500)	758,433

Current assets	17,574	43,375	8,863	197	6,247	7,925	65,775	(12,714)	137,242
Non-current assets	325,910	164,637	54,492	2,366	11,230	31,939	31,403	(786)	621,191
Long-term receivables	13,288	10,414	4,628	6	4,523	5,362	23,489	(786)	60,924
Investments	208	5,586	1,739	1,866	12	5,601	93	−	15,105
Property, plant and equipment	235,797	148,317	47,304	494	5,975	19,720	7,041	−	464,648
Operating assets	143,444	71,378	38,563	449	4,486	9,421	4,758	−	272,499
Assets under construction	92,353	76,939	8,741	45	1,489	10,299	2,283	−	192,149
Intangible assets	76,617	320	821	−	720	1,256	780	−	80,514

 Consolidated Assets by Segment – 12.31.2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
Operating assets	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Assets under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	30,536	(12,299)	1,356	(218)	1,487	3,120	(7,057)	131	17,056
Net finance income (expense)	−	−	−	−	−	−	3,181	−	3,181
Income taxes	15,728	(6,428)	557	(92)	764	1,108	(4,454)	69	7,252
Depreciation, depletion and amortization	12,553	4,160	1,551	31	340	1,792	536	−	20,963
EBITDA	58,817	(14,567)	3,464	(279)	2,591	6,020	(7,794)	200	48,452
Share of profit of equity-accounted investments	(5)	(177)	(276)	39	(2)	(623)	5	−	(1,039)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	58,812	(14,744)	3,188	(240)	2,589	5,397	(7,789)	200	47,413

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2012

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192
Net finance income (expense)	−	−	−	−	−	−	6,511	−	6,511
Income taxes	17,475	(8,745)	501	(69)	643	1,701	(5,727)	73	5,852
Depreciation, depletion and amortization	9,297	2,907	1,337	30	289	1,475	506	−	15,841
EBITDA	60,691	(23,119)	3,037	(240)	2,181	5,239	(6,607)	214	41,396
Share of profit of equity-accounted investments	4	306	(226)	67	(2)	(49)	(2)	−	98
Impairment	−	−	1	−	−	−	−	−	1
Adjusted EBITDA	60,695	(22,813)	2,812	(173)	2,179	5,190	(6,609)	214	41,495

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep/2013

Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090

Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	3,830	(54)	90	161	(414)	(8)	3,605

Net income (loss) attributable to the shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep/2012

Sales revenues	7,691	13,392	877	7,388	−	(3,201)	26,147
Intersegments	5,437	3,173	53	11	−	(3,201)	5,473
Third parties	2,254	10,219	824	7,377	−	−	20,674

Net income (loss) before financial results, share of profit of equity-accounted investments and income taxes	4,059	(244)	203	103	(432)	26	3,715

Net income (loss) attributable to the shareholders of Petrobras	2,461	(234)	214	102	(635)	26	1,934

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2013	30,305	6,263	1,356	2,405	2,603	(3,068)	39,864

Total assets on December 31, 2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

APPENDIX

1.      Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	2Q-2013	3Q-2013	(*)
Effect of the average cost on the cost of sales (R$ million)	(43)	1,803	1,846
( ) increase on the cost of sales

(*) Considering the changes on international prices at the moment of the inventory formation, the cost of sales of the 3Q-2013 was positively influenced by the realization of unit costs whose formation occurred at the period of the change of international prices (from decrease to increase trend), together with the appreciation of the U.S. dollar against the Real.

2.      Reconciliation of EBITDA

R$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 X 2012 (%)

3,542	5,679	(38)	5,635	Net income (loss)	17,056	13,192	29
1,020	3,551	(71)	569	Net finance income (expense)	3,181	6,511	(51)
1,425	2,267	(37)	2,588	Income taxes	7,252	5,852	24
7,597	6,984	9	5,775	Depreciation, depletion and amortization	20,963	15,841	32
13,584	18,481	(26)	14,567	EBITDA	48,452	41,396	17
(493)	(390)	(26)	(192)	Share of profit of equity-accounted investments	(1,039)	98	(1,160)
−	−	−	−	Impairment	−	1	(100)
13,091	18,091	(28)	14,375	Adjusted EBITDA	47,413	41,495	14

17	25	(8)	19	Adjusted EBITDA margin (%) [23]	21	20	1

EBITDA is not an IFRS measure and represents net income (loss) before net finance income (expense), income taxes and depreciation, depletion and amortization. Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is computed by excluding share of profit of equity-accounted investments and impairment, in order to provide a better information about our ability to pay debt, carry out investments and cover our working capital needs. Both measures should not be considered as substitutes for net income before financial results, share of profit of equity-accounted investments and income taxes or as better liquidity measures than the operational cash flow for the periods above. Adjusted EBITDA may not be comparable with the same measure as reported by other companies.

23 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.      Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$ 57,698 million.

R$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)
				Economic Contribution - Brazil
11,477	10,256	12	11,098	Domestic Value-Added Tax (ICMS)	31,914	29,476	8
−	−	−	13	CIDE	−	2,005	(100)
3,220	4,207	(23)	4,356	PIS/COFINS	11,819	11,893	(1)
1,394	1,937	(28)	2,190	Income Tax and Social Contribution	6,509	4,418	47
967	640	51	887	Others	2,737	2,678	2
17,058	17,040	−	18,544	Subtotal - Brazil	52,979	50,470	5
1,393	1,827	(24)	1,621	Economic Contribution - International	4,719	5,089	(7)
18,451	18,867	(2)	20,165	Total	57,698	55,559	4

4.      Production Taxes

R$ million
					Jan-Sep
3Q-2013	2Q-2013	3Q13 X 2Q13 (%)	3Q-2012		2013	2012	2013 x 2012 (%)
				Brazil
4,011	3,480	15	3,519	Royalties	11,013	10,645	3
3,932	3,469	13	3,762	Special participation charges	10,897	11,798	(8)
41	43	(5)	40	Rental of areas	130	117	11
7,984	6,992	14	7,321	Subtotal - Brazil	22,040	22,560	(2)
236	217	9	226	International	687	668	3
8,220	7,209	14	7,547	Total	22,727	23,228	(2)

Production taxes in Reais in Brazil increased 14% mainly due to the 18% increase in the reference price for domestic oil, that reached an average of R$/bbl 224.35 (US$/bbl 98.06) in the 3Q-2013 compared to R$/bbl 189.66 (US$/bbl 91.65) in the 2Q-2013, partially offset by decreased production of larger fields that pay special participation charges.

Production taxes in Reais in Brazil decreased 2% mainly due to the lower production of larger fields that pay special participation charges that offset the 7% increase in the reference price for domestic oil, that reached an average of R$/bbl 204.23 (US$/bbl 96.46) in Jan-Sep/2013 compared to R$/bbl 191.28 (US$/bbl 100.10) in Jan-Sep/2012.

APPENDIX

5.      Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars, will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On September 30, 2013, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	09.30.2013	12.31.2012

Assets	18,584	17,394
Liabilities	(147,864)	(117,203)
Derivatives	617	(1,371)
Hedge Accounting	93,072	−
Total	(35,591)	(101,180)

BY CURRENCY	R$ million

	09.30.2013	12.31.2012

U.S. dollars	(16,828)	(84,578)
Euro	(12,308)	(9,975)
Pounds	(3,877)	(3,466)
Peso	(1,213)	(1,693)
Yen	(1,365)	(1,468)
Total	(35,591)	(101,180)

6.      Cash Flows Hedge Variation

R$ million
				Jan - Sep
3Q-2013	2Q-2013	3Q13 x 2Q13 (%)		2013	2012	2013 x 2012 (%)

(1,437)	(11,162)	(87)	Total of Monetary and Exchange Variation	(10,982)	(7,494)	47
824	7,982	(90)	Deferred Exchange Variation registered in Shareholders’ Equity	8,805	-	-
(372)	-	-	Reclassification from Shareholders’ Equity to Income Statement	(371)	-	-
(985)	(3,180)	(69)	Monetary and Exchange Variation, Net	(2,548)	(7,494)	(66)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.